Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces Pure Sunfarms’ Cannabis Supply

Agreement with British Columbia Liquor Distribution Branch

– Combined with Previously Announced Supply Agreement for Ontario, Pure Sunfarms will have Access to More than Half of the Canadian Population –

Vancouver, BC, September 4, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; Nasdaq:VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has entered into a supply agreement with the British Columbia Liquor Distribution Branch (BCLDB) to supply the BCLDB with Pure Sunfarms-branded cannabis products for the recreational market in the Province of British Columbia.

Pure Sunfarms will begin shipping packaged product to the BCLDB, as well as the Ontario Cannabis Retail Corporation (the “OCRC”, operating as the Ontario Cannabis Store), with whom it entered into a supply agreement in February 2019, as soon as possible upon receipt of its license amendment permitting sales and distribution directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada (sometimes referred to as a “packaging license”).

Combined, Ontario and British Columbia comprise more than half of Canada’s population, with Ontario (Canada’s most populated province) and British Columbia (Canada’s third most populated province) comprising more than 38% and more than 13% of Canada’s population, respectively). Pure Sunfarms also continues to advance discussions with other provincial distributors for potential supply agreements.

“The announcement of today’s supply agreement with the BCLDB represents a major milestone for Pure Sunfarms,” said Mandesh Dosanjh, President and Chief Executive Officer, Pure Sunfarms. “We are proudly B.C.-based, cultivating cannabis to the highest standards by the most experienced growers in the industry, and look forward to having Pure Sunfarms product available in our home province.”

“Pure Sunfarms is already one of Canada’s largest cannabis producers, with an outstanding reputation for quality, consistency, safety and reliability,” said Michael DeGiglio, CEO, Village Farms International. “This supply agreement for Canada’s third most populous province will significantly expand Pure Sunfarms’ market reach when it begins sales directly to provincial and territorial wholesalers, taking the next step in establishing Pure Sunfarms as a premiere national brand with Canadian cannabis consumers.”

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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